UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. _)1

HealthWarehouse.com, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

42227G202
(CUSIP Number)

October 23, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

____________________
     1      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).
Page 1 of 7 Pages

CUSIP NO. 42227G202	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osgar Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,500,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,500,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 42227G202	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hong Penner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,500,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,500,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 42227G202	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

HealthWarehouse.com, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

7107 Industrial Road
Florence, Kentucky 41042

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (a) Osgar Holdings Ltd. ("Osgar"), and (b) Hong Penner ("Penner") (each a Reporting Person and collectively the "Reporting Persons").

Ms. Penner is the president, sole stockholder and a director of Osgar. Accordingly, the shares of common stock owned by Osgar may be deemed to be beneficially owned by Ms. Penner.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is 400 St. Mary Avenue, 9th Floor, Winnipeg, Manitoba, Canada R3C4K5.

Item 2(c).	Citizenship:

Osgar is a corporation incorporated under the laws of Manitoba, Canada. Ms. Penner is a Canadian citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

42227G202

CUSIP NO. 42227G202	13G	Page 5 of 7 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable as the statement is filed pursuant to Rule 13d-1(c).

Item 4.            Ownership.

Osgar Holdings, Ltd.

(a)	Amount beneficially owned:
2,500,000 shares of common stock, including warrants to purchase 833,333 shares of common stock

(b)	Percent of class: 6.5% (based on 37,570,383 shares of common stock issued and outstanding as of November 13, 2014 and assuming the 833,333 warrants are exercised)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 2,500,000
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 2,500,000
(iv)	Shared power to dispose or to direct the disposition of 0

Hong Penner

(a)	Amount beneficially owned:
2,500,000 shares of common stock, including warrants to purchase 833,333 shares of common stock, as Ms. Penner may be deemed to beneficially own the shares held by Osgar

(b)	Percent of class: 6.5% (based on 37,570,383 shares of common stock issued and outstanding as of November 13, 2014 and assuming the 833,333 warrants are exercised)

(c)	Number of shares as to which such person has:

(v)	Sole power to vote or to direct the vote 2,500,000
(vi)	Shared power to vote or to direct the vote 0
(vii)	Sole power to dispose or to direct the disposition of 2.500,000
(viii)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP NO. 42227G202	13G	Page 6 of 7 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Exhibit 99.1 filed herewith identifies each member of the group filing this statement and, pursuant to Rule 13d-1(k)(1)(iii) of the Exchange Act, includes the written agreement of the Reporting Persons that this statement is filed on behalf of each of them.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP NO. 42227G202	13G	Page 7 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSGAR HOLDINGS LTD.

December 1, 2014	/s/Hong Penner
By: Hong Penner, President

December 1, 2014	/s/Hong Penner
By: Hong Penner, in her individual capacity

EXHIBIT 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the common stock of HealthWarehouse.com, Inc. may be filed on a single statement on behalf of each of such persons.

OSGAR HOLDINGS LTD.

December 1, 2014	/s/Hong Penner
By: Hong Penner, President

December 1, 2014	/s/Hong Penner
By: Hong Penner, in her individual capacity